WAIVER/REIMBURSEMENT AGREEMENT

WAIVER/REIMBURSEMENT AGREEMENT, dated as of May 1, 2007, between SELIGMAN PORTFOLIOS, INC., a Maryland corporation (the “Fund”), on behalf of Seligman International Growth Portfolio (the “Portfolio”), and J. & W. SELIGMAN & CO. INCORPORATED, a Delaware corporation (the “Manager”). The Manager hereby agrees to waive its management fee and/or reimburse the Portfolio’s “other expenses” to the extent set forth in the Fund’s prospectuses included in the Fund’s Registration Statement filed on or about April 25, 2007 with the Securities and Exchange Commission.

J. & W. SELIGMAN & CO. INCORPORATED		SELIGMAN PORTFOLIOS, INC.

BY:		BY:
	Brian T. Zino		Lawrence P. Vogel
TITLE:	President	TITLE:	Vice President & Treasurer
DATE:	May 1, 2007	DATE:	May 1, 2007